UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Core Natural Resources, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-38147	82-1954058
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
275 Technology Drive, Suite 101
Canonsburg, Pennsylvania 15317
(Address of principal executive offices and zip code)

Miteshkumar B. Thakkar
Chief Financial Officer and President
(724) 416-8300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, _____.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01    Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

Section 3 - Exhibits
Item 3.01     Exhibits
Exhibit 2.01    Interactive Data File (Form SD for the year ended December 31, 2024 filed in XBRL)
Exhibit 99.1    Resource Extraction Payment Report as required by Item 2.01 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Core Natural Resources, Inc.
(Registrant)
By:	/s/ MITESHKUMAR B. THAKKAR
Miteshkumar B. Thakkar
Chief Financial Officer and President
Date: September 17, 2025